Exhibit 99.1

ARCO PLATFORM LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held June 25, 2019

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the "AGM") will be held at the offices of the Company located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil on June 25, 2019 at 10:30 am (São Paulo time).

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolution:

to resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2018 be approved and ratified.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the "Board") has fixed the close of business on May 28, 2019 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2018 annual report for the fiscal year ended December 31, 2018 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 17, 2019 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investor.arcoplatform.com/investor-relations, or by contacting the Company’s Investor Relations Department at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo–SP, 01412-100, Brazil, by email at ir@arcoeducacao.com.br, or by telephone at +55 11 3047-2655.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolution at the AGM. Your vote is very important to the Company.

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice.

By Order of the Board of Directors

  /s/ Ari de Sá Cavalcante Neto

Name: Ari de Sá Cavalcante Neto

Title: Director

Dated: May 30, 2019

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands